UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 24 May 2017

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 24 MAY 2017 AND CHANGES TO THE BOARD

Shareholders are advised that at the Annual General Meeting of Gold Fields Limited held on Wednesday 24 May 2017, the ordinary and special resolutions, as well as advisory endorsement of the company's remuneration policy, as set out in the notice of the annual general meeting dispatched to shareholders on 21 April 2017 were passed, on a poll, by the requisite majorities.

Details of the results of the voting are as follows:

Total issued share capital: 821,532,707
Total number of shares present/
represented including proxies at the meeting: 702,751,750
being 86% of the total votable shares

Ordinary resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1.Re-appointment of auditors	702,088,126	701,227,480	860,646	663,624
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.88%	0.12%	0.08%
2.1 Re-election of a director: TP Goodlace	701,858,256	701,357.870	500,386	893,494
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.93%	0.07%	0.11%
2.2 Re-election of a director: A Andani	701,855,526	701,330,479	525,047	896,224
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.93%	0.07%	0.11%
2.3 Re-election of a director: PJ Bacchus	701,855,302	701,351,801	503,501	896 448
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.93%	0.07%	0.11%
2.4 Re-election of a director:	701,861,017	701,361,912	499,105	890,733
	% of total	% of total	% of total	% of total

YGH Suleman	issued shares	issued shares	issued shares	issued shares
	100%	99.93%	0.07%	0.11%
2.5 Re-election of a director:C Letton	701,850,662	701,406,993	443,669	901,088
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.94%	0.06%	0.11%
2.6 Re-election of a director: NJ Holland	701,851,482	701,222,543	628,939	900,268
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.91%	0.09%	0.11%
2.7 Re-election of a director: PA Schmidt	701,858,264	701,260,525	597,739	893,486
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.91%	0.09%	0.11%
3.1. Re-election of Audit Committee member: YGH Suleman	701,853,481	701,367,409	486,072	898,269
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.93%	0.07%	0.11%
3.2. Re-election of a member of the Audit Committee:A Andani	701,836,148	701,333,326	502,822	915,602
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.93%	0.07%	0.11%
3.3 Re-election of a member of the Audit Committee: PJ Bacchus	701,840,435	697,644,470	4,195,965	911,315
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.40%	0.60%	0.11%
3.4 Re-election of a member of the Audit Committee: RP Menell	701,843,576	701,402,749	440,827	908,174
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.94%	0.06%	0.11%
3.5 Re-election of the member of the Audit Committee: DMJ Ncube	701,827,431	696,920,863	4,906,568	924,319
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	99.30%	0.70%	0.11%
4. Approval for the issue of authorised but unissued ordinary shares	701,833,129	618,735,631	83,097,498	918,621
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	88.16%	11.84%	0.11%

Special resolutions	Number of shares voted	Shares voted for:	Shares voted against:	Shares abstained:
1.Approval for the conversion of par value shares to no par value share	701,811,391	632,889,913	68,921,478	940,359
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	90.18%	9.82%	0.11%
2. Approval for the increase in the authorised share capital	701,854,052	618,402,653	83,451,399	897,698
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	88.11%	11.89%	0.11%
3.Approval for the issuing of equity securities for cash	701,896,058	618,236,418	83,659,640	855,692
	% of total issued shares	% of total issued shares	% of total issued shares	% of total issued shares
	100%	88.08%	11.92%	0.10%
Advisory endorsement of the remuneration policy	690,150,036	669,299,397	20,850,639	12,601,714
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	100%	96.98%	3.02%	1.53%
4. Approval for the remuneration of non-executive directors	701,700,805	697,414,370	4,286,435	1,050,945
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.39%	0.61%	0.13%
5. Approval for the Company to grant inter-group financial assistance in terms of section 44 and 45 of the Act	701,666,714	699,382,194	2,284,520	1,085,036
	% of total issued shares	% of shares voted	% of shares voted	% of total issued shares
	100%	99.67%	0.33%	0.13%
6. Acquisition of the Company's own shares	701,807,710	643,281,709	58,526,001	944,040
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	100%	91.66%	8.34%	0.11%
7.Amendments to the existing Memorandum of Incorporation	701,677,723	620,945,786	80,731,937	1,074,027
	% of total issued shares	% of shares voted	% of shares voted	% of shares voted
	100%	88.49%	11.51%	0.31%

Over 86% of votable shares were represented at the AGM.

The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No 71 of 2008.

In terms of paragraph 3.59 of the JSE Limited's Listings Requirements, shareholders are advised that Ms Gayle Wilson, who is the current chair of the Audit Committee, has retired as a non-executive director of the Gold Fields board of directors ("the Board"), with effect from this AGM. The Board would like to thank Ms Wilson for her valuable contribution to the Company over the past 9 years and wish her everything of the best in her future endeavours.

Mr YGH Suleman will serve as the new Chair of the Audit Committee with effect from this AGM.

24 May 2017
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 24 May 2017

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer